United States securities and exchange commission logo





                              August 12, 2021

       Ralph J. Andretta
       Chief Executive Officer
       Loyalty Ventures Inc.
       c/o Alliance Data Systems Corporation
       7500 Dallas Parkway, Suite 700
       Plano, TX 75024

                                                        Re: Loyalty Ventures
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted July 15,
2021
                                                            CIK No. 0001870997

       Dear Mr. Andretta:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Preliminary Information Statement

       Global tech-enabled loyalty leader, page 3

   1. We note that the first paragraph references your "sponsor base" and discloses that the AIR
                                                        MILES Reward Program
partners with over "300 brands." Please revise to clarify if your sponsor base is made up
of these 300 brands or if the metrics are unique. If unique, please revise to quantify your
AIR MILES Reward Program sponsor base of retail partners.
       Q: Will SpinCo incur any debt in connection with the Separation?, page 9

   2. Please revise the first paragraph to quantify the cash transfer to ADS. Please also revise the Incurrence of Debt
section on page 41 accordingly.
 Ralph J. Andretta
FirstName LastNameRalph J. Andretta
Loyalty Ventures  Inc.
Comapany
August 12, NameLoyalty
           2021        Ventures Inc.
August
Page 2 12, 2021 Page 2
FirstName LastName
Impacts related to the COVID-19 pandemic are expected to continue to pose risks to our business, page 24

3. Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.
The loss of our most active AIR MILES Reward Program collectors could adversely affect our growth and profitability, page 25

4. We note your disclosure that your most active collectors drive a disproportionately large percentage of your AIR MILES reward miles issued. To the extent possible, please quantify the phrase "most active collectors" and their relative percentage of AIR MILES reward miles issued.
Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation, page 37

5. Please refer to the second paragraph and the disclosure related to the company's Federal
         Forum Provision and its applicability to claims brought under the Securities Act. Please reconcile your disclosure with the last sentence of the second paragraph which states that the provision will not apply to suits brought under the Securities Act or the Exchange
         Act. Please also make conforming changes to the related disclosure on page 99.
The Separation
Agreements with ADS
Transition Services Agreement, page 48

6. We note your disclosure on page 18 that "[f]ollowing the Separation, ADS will continue to provide certain of these services to us on a transitional basis, for a period of up to two years following the Distribution pursuant to a Transition Services Agreement that we enter into with ADS." Please revise your disclosure in this section to more fully discuss and quantify, to the extent possible, the anticipated costs in connection with the separation and distribution, including those fees associated with the Transition Services
         Agreement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of critical accounting estimates, page 66

7. We note per the risk factor on page 25 that AIR MILES reward miles do not expire with the exception of cases of inactivity. Please include this information and define "inactivity" in your discussion on breakage.
Business, page 69

8. We note your disclosure that your growth strategy includes expanding "to non-traditional
 Ralph J. Andretta
Loyalty Ventures Inc.
August 12, 2021
Page 3
         partnerships and alliances." Please revise to clarify what you mean by "non-traditional partnerships."
Our sponsors, page 73

9. Please revise to discuss any dependence upon or any material sponsors. In this regard, we note your risk factor on page 25 and disclosure that Bank of Montreal contributes a significant portion of your combined revenue.
Financial Statements, page F-1

10. Please update your financial statements in accordance with Rule 3-12(d) of Regulation S-
         X.
        You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameRalph J. Andretta                           Sincerely,
Comapany NameLoyalty Ventures Inc.
                                                              Division of
Corporation Finance
August 12, 2021 Page 3                                        Office of Trade &
Services
FirstName LastName